FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Sakhalin Energy – Signing of project finance contract

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 16, 2008

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 16, 2008

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Director
Executive Vice President
Chief Financial Officer

June 16, 2008

For Immediate Release:

To Whom It May Concern

Mitsui & Co., Ltd.

Sakhalin Energy - Signing of project finance contract

Sakhalin Energy Investment Company Ltd. (Sakhalin Energy), a company jointly owned by OAO Gazprom (Gazprom), Royal Dutch Shell plc (Shell), Mitsui & Co., Ltd. (Mitsui) and Mitsubishi Corporation (Mitsubishi) with Mitsui holding a 12.5% stake, signed today a US$5.3 billion project finance contract with the Japan Bank for International Cooperation (JBIC) and a consortium of international banks.

JBIC is planned to provide US$3.7 billion whilst the consortium of international banks will contribute an additional US$1.6 billion to Sakhalin Energy. The funds will finance the construction, testing and commissioning of Sakhalin II, Phase 2, which will soon start delivering liquefied natural gas (LNG) to customers in Japan, Korea and the North American west coast.

The four shareholders of Sakhalin Energy, including Mitsui, signed a sponsor guarantee contract providing guarantees for the loan until the completion of the project.

Mitsui, as a shareholder of Sakhalin Energy, regards the signing of this project finance contract as a significant milestone of the Sakhalin II project, and will continue to support the project towards the commencement of LNG supply.

Attachment : Outline of Sakhalin II project

For further information, please contact:

Mitsui & Co., Ltd.

Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7596

Notice: This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission.

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.

[Attachment]

Sakhalin II project

Sakhalin is a new world-class oil and gas province, with estimated resources of some 45 billion barrels oil equivalent (boe). Sakhalin II is the largest integrated oil and gas project in the world, with total resources of some 4 billion boe.

Sakhalin Energy Investment Company Ltd is the investor and operator of the Sakhalin II Project. Shareholders of the company are OAO “Gazprom” (50%+1 share), Royal Dutch Shell plc (27.5%-1 share), Mitsui & Co., Ltd. (12.5%) and Mitsubishi Corporation (10%). Sakhalin II today has production capacity of 90,000 boe per day of oil during the production season. The subsequent phase of the development will take the production capacity of oil to 150,000 boe per day, and at the same time enable 9.6 million tones per year of LNG production. Sakhalin Energy is aiming to complete the main construction and commence LNG Plant start-up before end of 2008. LNG export is expected to start shortly thereafter. First year round oil production and export is currently planned to start in the second half of 2008.

The second phase of the project is over 90% complete. The planned LNG production has been sold under contract to customers across the Asia-Pacific region.

Sakhalin II includes the following elements:

•	Offshore production facilities including the Molikpaq platform (PA-A), the new PA-B and Lun-A platforms and some 300 km of offshore pipelines;

•	An onshore processing facility to take the gas and crude oil from both fields;

•	Two 800 km of onshore oil and gas pipelines to the south of the island;

•	An oil export facility capable of year-round operation;

•	The first LNG plant and associated export facilities built in Russia;

•	Island infrastructure upgrades, such as roads, bridges, rail, port, airport, and medical facility upgrades.